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                                                                    Exhibit 99.1

               INFORMATION RELEVANT TO FORWARD-LOOKING STATEMENTS

(The terms "our", "we" and "the Company", as used herein, refer to Millennium Chemicals Inc.)

RISKS RELATING TO THE COMPANY'S PROPOSED BUSINESS COMBINATION WITH LYONDELL CHEMICAL COMPANY.

The market price of the shares of Lyondell common stock to be received in the proposed transaction will fluctuate and the precise exchange ratio cannot be presently determined. The agreement and plan of merger provides for an exchange ratio that is based on the average of the volume-weighted average sale prices of Lyondell common stock for the 20 trading day period ending on the third trading day prior to the closing of the proposed transaction. The agreement and plan of merger provides for adjustment of the exchange ratio if such average price is between $16.50 and $20.50 per share, but it does not provide any adjustment if the average price is below $16.50 per share or above $20.50 per share. The agreement and plan of merger does not provide for rights of termination by either party based on fluctuations of the market price of Lyondell common stock before the closing of the proposed transaction. Because the exchange ratio is based on the average trading price for a period of time prior to the closing date, the precise exchange ratio cannot be presently determined. Variations in the trading price of Lyondell common stock may be the result of:

o changes in the business, assets or liabilities or results of operations of Lyondell, Millennium or Equistar;

o   the prospects for the post-transaction operations of the combined company;

o changes in industry conditions, including supply-demand balance and costs for raw materials and energy;

o market assessments of the likelihood that the proposed transaction will be completed within the anticipated time frame or at all;

o   changes in general stock market, economic and political conditions;

o and other factors beyond the control of Lyondell or Millennium, including those described elsewhere in this Exhibit.




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Shareholders are urged to obtain current market quotations for both Lyondell common stock and Millennium common stock. The historical prices of Lyondell's common stock and Millennium's common stock are not necessarily indicative of their prices on the date the proposed transaction closes. The future market prices of Lyondell common stock and Millennium common stock cannot be guaranteed or predicted.

The interests of certain directors and executive officers of Millennium may differ from, or be in addition to, those of the Millennium shareholders. Certain directors and executive officers of Millennium have interests in the proposed transaction that differ from, or are in addition to, those of Millennium shareholders generally. The receipt of compensation or other benefits in the proposed transaction, including change in control and severance payments, the vesting of stock options and restricted shares, the guarantee of payment of certain performance awards and the continuation of indemnification arrangements following completion of the proposed transaction may influence directors in making their recommendation that shareholders vote in favor of the proposed transaction and executive officers in supporting the proposed transaction. Shareholders should consider these differing and/or additional interests in voting on the proposed transaction. These different and/or additional interests have been described under "Proposals to Approve the Proposed Transaction - Interests of Certain Persons in the Proposed Transaction" beginning on page 93 of the definitive joint proxy statement/prospectus filed with the Securities and Exchange Commission on October 15, 2004.

If the proposed transaction does not occur, Millennium will not benefit from the expenses it has incurred in pursuit of the proposed transaction and may be subject to a termination fee. The proposed transaction may not be completed. If the proposed transaction is not completed, Millennium will have incurred substantial expenses for which no ultimate benefit will have been received. Additionally, if the agreement and plan of merger is terminated because Lyondell or Millennium accepts a proposal for a superior alternative transaction or under other specified circumstances, Lyondell or Millennium may be required to pay the other party a termination fee of $30 million. See "Summary of the Agreement and Plan of Merger - Effect of Termination" beginning on page 122 of the definitive joint proxy statement/prospectus filed with the Securities and Exchange Commission on October 15, 2004.

Failure to complete the proposed transaction could cause Millennium's stock price to decline. If the proposed transaction is not completed for any reason, Millennium's stock price may decline to the extent that the current market price reflects a market assumption that the proposed transaction will be completed or based on the market's perception as to the reasons why the proposed transaction was not completed.


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THE CYCLICALITY AND VOLATILITY OF THE CHEMICAL INDUSTRY MAY ADVERSELY AFFECT OUR
INCOME AND CASH FLOW LEVELS, AND MAY CAUSE FLUCTUATIONS IN OUR RESULTS OF OPERATIONS.

Our income and cash flow levels reflect the cyclical nature of the chemical industries in which we operate. Certain of these industries are mature and sensitive to cyclical supply and demand balances. In particular, the markets for ethylene and polyethylene, in which we participate through our interest in Equistar, are highly cyclical, resulting in volatile profits and cash flow over the business cycle. Further, the global markets for TiO[u]2, VAM, acetic acid and our specialty chemicals are cyclical, although to a lesser degree. The balance of supply and demand in the markets in which we and Equistar do business, as well as the level of inventories held by downstream customers, has a direct effect on the sales volumes and prices of our products as well as Equistar's. For example, if supply exceeds demand, producers are often pressured to maintain sales volumes with customers and, consequently, pressure to reduce prices may result. This is especially true in periods of economic decline or uncertainty, when demand may be limited and the economic conditions create caution on the part of customers to build inventory. Reaction by producers, including us and Equistar, is dependent on the particular circumstances in effect at the time, but could include meeting competitive price reductions, short-term curtailment of production, and longer-term temporary or permanent plant shutdowns.

Demand for TiO[u]2 is influenced by changes in the gross domestic product of various regions of the world and has fluctuated from year to year. The industry is also sensitive to changes in its customers' marketplaces, which are primarily the paint and coatings, plastics and paper industries. In recent history, consolidations and negative business conditions within certain of those industries have put pressure on TiO[u]2 prices as companies compete to keep volumes placed.

Demand for ethylene, its derivatives and acetyls has fluctuated from year to year. These industry segments are particularly sensitive to capacity additions. Producers have historically experienced alternating periods of inadequate capacity, resulting in increased selling prices and operating margins, followed by periods of large capacity additions, resulting in declining capacity utilization rates, selling prices and operating margins. Profitability is further influenced by fluctuations in the price of feedstocks for ethylene, which generally follow price trends for crude oil or natural gas.

Currently, there is ongoing overcapacity in the petrochemical and polymer industries, as a number of Equistar's competitors in various segments of the petrochemical and polymer industries have added capacity and demand growth has lagged behind rates experienced historically. There can be no assurance that future growth in product demand will be sufficient to utilize current or any additional capacity. Excess petrochemical and polymer industry capacity has depressed, and may continue to depress, Equistar's

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volumes and margins. The global economic and political environment continues to be uncertain, contributing to low petrochemical and polymer industry operating rates, adding to the volatility of raw material and energy costs, and forestalling the industry's recovery from trough conditions, all of which has placed, and may continue to place, pressure on Equistar's results of operations. As a result of excess petrochemical and polymer industry capacity and weak demand for products, as well as rising energy costs and raw material prices, Equistar's operating income declined in 2003 and may remain volatile.

Different facilities may have differing operating rates from period-to-period depending on supply and demand for the product produced at the facility during that period, which may be affected by many factors, such as energy costs, feedstock costs and transportation costs. As a result, individual facilities may be operated below or above rated capacities, may be idled or may be shut down and restarted in any period. It is possible that lower demand in the future will cause us to reduce operating rates.

OUR BUSINESS AND EQUISTAR'S BUSINESS ARE SUBJECT TO MATERIAL FLUCTUATIONS DUE TO EXTERNAL FACTORS WHICH MAY NEGATIVELY AFFECT OUR AND EQUISTAR'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

External factors beyond our control, such as general economic conditions, weather, competitor actions, international events and governmental regulation in the United States and abroad, can cause fluctuations in demand for our products, fluctuations in prices and margins and volatility in the price of raw materials that we purchase. In particular, demand within the primary end-markets for our and Equistar's products is generally a function of regional economic conditions in geographic areas in which sales are generated. In addition, our business depends on the free flow of products and services through the channels of commerce. To the extent the U.S. economy is adversely affected by terrorist activities and potential activities, and other international issues such as SARS and its impact on the international business environment, any economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our business. These external factors can magnify the impact of industry cycles. For example, third quarter 2003 TiO[u]2 sales volume was lower than third quarter 2002 sales volume, as uncertain economic conditions and unscheduled operating disruptions resulting from the European heat wave, the power blackout in the Northeast region of the U.S. and Hurricane Isabel impacted our business. As a result, our income and cash flow are subject to material fluctuations. Any cash distributions we may expect to receive from Equistar may be affected by the same or similar external factors.

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OUR PARTICIPATION IN THE EQUISTAR JOINT VENTURE EXPOSES US TO RISKS OF SHARED
CONTROL AND FUTURE CAPITAL COMMITMENTS WHICH, AMONG OTHER THINGS, MAY ADVERSELY AFFECT EQUISTAR'S BUSINESS OR OUR RESULTS OF OPERATIONS.

We rely, in part, on cash distributions from Equistar. We received cash distributions of $30 million from Equistar in the third quarter of 2004, the first such distribution received since 2000. Our cash flow could be adversely affected by actions taken by Equistar or Lyondell, our partner in Equistar, or by conditions that affect Equistar or its business. In particular, if Lyondell does not fulfill its obligations under the Equistar partnership agreement, Equistar may not be able to operate according to its business plan. If this were to occur, our results of operations could be adversely affected. In addition, although unanimous consent of both us and Lyondell is required for aggregate partner contributions not contemplated by an approved strategic plan that exceed $100 million in any given year or $300 million in a five-year period, we may be required, without our consent, to contribute amounts up to our pro rata portion of such amounts or an unlimited amount to allow Equistar to achieve or maintain compliance with certain health, safety and environmental laws. If we fail to contribute these amounts, we may have to sell our interest in Equistar to Lyondell at a price or on terms which may be unfavorable to us.

RISING COSTS OF ENERGY AND OTHER RAW MATERIALS MAY RESULT IN INCREASED OPERATING EXPENSES AND REDUCED RESULTS OF OPERATIONS.

We and Equistar purchase large amounts of raw materials for our respective businesses. The cost of these materials, in the aggregate, represents a substantial portion of our operating expenses. The prices and availability of these raw materials vary with market conditions and may be highly volatile. In addition, we and Equistar use large amounts of energy in our respective operations. The benchmark prices of crude oil and natural gas were on average significantly higher in 2003 than in 2002, reflecting rapid increases in early 2003. Both natural gas and crude oil prices have continued to rise in 2004. As these costs rise, operating expenses will likely increase and could have a particularly negative impact on Equistar and our Acetyls business segment. From time to time, we and Equistar may enter into transactions to manage the volatility of such costs, but we cannot assure you that these actions will have a favorable impact on our results of operations nor can we assure you that we will continue to enter into such transactions in the future. Energy costs remain volatile.

There have been in the past and will likely be in the future periods of time when we are unable to pass raw material price increases on to our customers in whole or in part. Customer consolidation in our TiO[u]2 business has made it more difficult to pass costs along to customers, so that increased raw material prices negatively affect our operating margins.

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In our Titanium Dioxide and Related Products business segment, titanium-bearing ores are our primary raw materials, but we also purchase large quantities of chlorine, sulfuric acid, caustic soda, petroleum products and metallurgical coke, aluminum, sodium silicate, oxygen and nitrogen. In our Acetyls business segment, our primary raw materials are natural gas, carbon monoxide, methanol and ethylene, and in our Specialty Chemicals business segment, our primary raw materials are crude sulfate turpentine, or CST, and gum turpentine or their derivatives. In addition, Equistar purchases petroleum liquids, including naptha, condensates and gas oils and natural gas liquids, including ethane, propane and butane.

We use natural gas as a feedstock and as a source of energy. Fluctuations in the price of natural gas affect our operating expenses which, in turn, affect our results of operations. Our Acetyls business segment has the largest exposure to natural gas costs. Our Titanium Dioxide and Related Products and Specialty Chemicals business segments are impacted to a lesser extent.

The cost of raw materials and energy used in Equistar's business represent a substantial portion of Equistar's operating expenses. These costs generally follow the prices for natural gas and crude oil. Due to the commodity nature of most of Equistar's products, Equistar is generally not able to protect its market position by product differentiation and may not be able to pass on all cost increases to its customers. Accordingly, increases in raw materials and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. As a result, changes in the prices of commodities and raw materials and other costs will affect Equistar's income and cash flow which will, in turn, affect our financial condition and results of operations.

In addition, higher natural gas prices adversely affect the international competitiveness of many U.S. chemical producers since they are more reliant on natural gas and natural gas liquids as an energy source and as a raw material. This not only adversely impacts Equistar's exports but also increases the availability of chemicals in North America, resulting in excess supply and lower prices. The price of natural gas produced on the U.S. gulf coast has increased substantially over the past few years. As long as prices remain high, U.S. users of natural gas will remain less competitive with users of lower priced natural gas produced in other regions of the world.

OUR SUBSTANTIAL INDEBTEDNESS CAUSES US TO HAVE SIGNIFICANT DEBT SERVICE OBLIGATIONS, WHICH REDUCES OUR CASH FLOW AVAILABLE TO FUND OPERATIONS.

The Company and its consolidated subsidiaries have substantial indebtedness and, as a result, significant debt service obligations. As of September 30, 2004, their total indebtedness outstanding aggregated approximately $1,407 million (excluding unused commitments and $32 million of outstanding undrawn

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standby letters of credit), representing approximately 102% of their total capitalization. In addition, the Company's debt instruments permit the Company and its consolidated subsidiaries to incur or guarantee certain additional indebtedness, subject to certain limitations. Our debt service obligations reduce our cash flow available to fund our operations and future business requirements.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS AND LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING.

The degree of our leverage could have significant consequences for the Company and the holders of its debt and equity, including:

o limiting our ability to obtain additional financing on satisfactory terms to fund our business and operations;

o increasing our vulnerability to general economic downturns and adverse competitive and industry conditions, which could place us at a competitive disadvantage;

o reducing the availability of our cash flow to fund our business operations because we will be required to use a substantial portion of our cash flow to service our debt obligations;

o limiting our flexibility in planning for, or reacting to, changes in our business and the chemical industry; and,

o reducing our credit rating with various credit rating agencies which could trigger default provisions under agreements that contain debt trigger provisions, limit our ability to access capital, add to the cost of obtaining capital and cause concern among our suppliers resulting in requests from suppliers for credit enhancements such as shorter credit terms, funds on deposit or letters of credit, any of which could reduce our ability to borrow additional amounts under our debt instruments and increase costs.

SERVICING OUR DEBT OBLIGATIONS REQUIRES A SIGNIFICANT AMOUNT OF CASH, AND OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

Our ability to satisfy our debt service obligations will depend, among other things, upon our future operating performance, the future operating performance of Equistar and our ability to refinance indebtedness when necessary. Each of these factors is to a large extent dependent on economic, financial,

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competitive and other factors beyond our control. The amount of cash distributions we receive from Equistar will be affected by its results of operations and cash flow and by the agreements under which it operates. We received cash distributions of $30 million from Equistar in the third quarter of 2004, the first such distribution received since 2000. If, in the future, we cannot generate sufficient cash from our operations and from Equistar to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business or that of Equistar will generate sufficient cash flow, or that we will be able to obtain funding sufficient to satisfy our debt service obligations.

RESTRICTIONS IMPOSED BY OUR DEBT INSTRUMENTS MAY LIMIT OUR ABILITY TO FINANCE FUTURE OPERATIONS OR CAPITAL NEEDS OR ENGAGE IN OTHER BUSINESS ACTIVITIES THAT MAY BE IN OUR INTEREST. OUR FAILURE TO COMPLY WITH THESE RESTRICTIONS COULD LEAD TO AN ACCELERATION OF OUR INDEBTEDNESS.

Our debt instruments contain numerous financial and operating covenants that, among other things, limit Millennium Chemicals' and its subsidiaries' ability to
(1) incur additional indebtedness, (2) repurchase or redeem capital stock, (3) create liens or other encumbrances, (4) redeem debt that is junior in right of payment to the notes, (5) make certain payments and investments, including dividend payments, (6) enter into sale/leaseback transactions, (7) sell or otherwise dispose of assets, (8) merge or consolidate with other entities or (9) engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. Our bank credit agreement also requires us to meet certain financial ratios and tests.

Agreements governing future indebtedness could also contain significant financial and operating restrictions. Our ability to comply with these restrictions may be affected by factors beyond our control. A failure to comply with the obligations contained in our bank credit agreement or our indentures could result in an event of default under our bank credit agreement or the indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. In that event, the lenders under our bank credit agreement could proceed against our assets that secure their debt.

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WE HAVE A LIMITED NUMBER OF SUPPLIERS FOR SOME OF OUR RAW MATERIALS, AND IF ONE
OF THESE SUPPLIERS WERE UNABLE TO MEET ITS OBLIGATIONS, WE COULD INCUR SUPPLY SHORTAGES OR PRICE INCREASES FOR OUR RAW MATERIALS.

The Company has a limited number of suppliers for some of its raw materials, and the number of sources for and availability of raw materials is specific to the particular geographic region in which a facility is located. In 2003, the Company and its consolidated subsidiaries purchased 71% of their titanium-bearing ores from two suppliers, Rio Tinto Iron & Titanium Inc. (through its affiliates Richards Bay Iron & Titanium (Proprietary) Limited and QIT-Fer et Titane Inc.) and Iluka Resources Limited under multiple year contractual commitments. In addition, they obtain chlorine and caustic soda exclusively from one supplier for their Australian operations under a long-term supply agreement. For their other TiO[u]2 manufacturing plants, there are multiple suppliers for these raw materials and they are generally purchased through short-term contracts. They also purchase all of their ethylene requirements from Equistar under a supply contract based on market prices. In addition, they purchase all of their carbon monoxide from Linde AG pursuant to a long-term contract based primarily on the cost of production. Each of the chloride TiO[u]2 manufacturing plants has long-term supply agreements for oxygen and nitrogen through either "over the fence" suppliers dedicated to the site or through a direct pipeline arrangement. Each of these contracts is an exclusive supply contract.

Equistar purchases the majority of its natural gas and petroleum liquids requirements through contractual arrangements from a variety of third-party domestic and foreign sources, as well as on the spot market from third-party domestic and foreign sources.

OPERATING PROBLEMS IN OUR OR EQUISTAR'S BUSINESS OR OUR INABILITY TO ACHIEVE PRODUCTIVITY IMPROVEMENTS, COST REDUCTIONS AND WORKING CAPITAL TARGETS WITHOUT ADVERSELY AFFECTING RELIABILITY OR EMPLOYEE RETENTION MAY MATERIALLY ADVERSELY AFFECT OUR PRODUCTIVITY AND PROFITABILITY.

The occurrence of material operating problems at our or Equistar's facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our or Equistar's operations as a whole, during and after the period of such operational difficulties. Our income is dependent on the continued operation of our and Equistar's various production facilities and the ability to complete construction projects on schedule. Our and Equistar's manufacturing operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure,


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unscheduled downtime, labor difficulties, transportation interruptions and environmental hazards, such as chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and matters relating to remedial activities. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental contamination and other environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Furthermore, we and Equistar are also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. The Company's attempts to achieve productivity improvements, cost reductions and working capital targets may adversely impact reliability and employee retention.

BECAUSE THE COMPANY'S OPERATIONS ARE CONDUCTED WORLDWIDE, THEY ARE AFFECTED BY RISKS OF DOING BUSINESS ABROAD, INCLUDING CURRENCY RISK.

The Company and its consolidated subsidiaries generate revenue from export sales, or sales by the Company's domestic operations to customers outside of the United States, as well as from operations conducted outside the United States. They sell their products to more than 90 countries. Sales from within the United States to foreign customers amounted to approximately 16% of total revenues in 2003. Revenue from non-United States operations amounted to approximately 46% of total revenues in 2003, principally reflecting the operations of the Titanium Dioxide and Related Products business segment in Europe, Brazil and Australia. Identifiable assets of the non-United States operations represented 41% of total identifiable assets at December 31, 2003, principally reflecting the assets of these operations. In addition, we obtain a portion of their principal raw materials from sources outside the United States. Ores used in the production of TiO[u]2 are obtained from suppliers in South Africa, Australia, Canada and the Ukraine, along with that from the Company's own mining operations in Brazil, and a portion of their requirements of CST and gum turpentine and its derivatives is obtained from suppliers in South America, and in the past they have fulfilled a portion of these requirements from Indonesia and other Asian countries as well as Europe.

The Company's international operations are subject to the risks of doing business abroad, including fluctuations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest and current and changing regulatory environments. These events could have an adverse effect on their international operations in the future by reducing the demand for their products, decreasing the prices at which they can sell their products or otherwise having an adverse effect on their business, financial condition or results of operations. We cannot assure you that they will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which they may be subject. We also cannot assure you that these laws will not be modified, the result of


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which may be to prevent our foreign subsidiaries from transferring sufficient cash to Millennium Chemicals to permit Millennium America to service and repay its debt.

The functional currency of each of the Company's non-United States operations (principally, the operations of its Titanium Dioxide and Related Products business segment in the United Kingdom, France, Brazil and Australia) is generally the local currency. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. As a result of translating the functional currency financial statements of all their foreign subsidiaries into United States dollars, consolidated shareholders' deficit decreased by approximately $128 million during 2003 and $27 million during 2002. Future events, which may significantly increase or decrease the risk of future movement in foreign currencies in which they conduct their business, cannot be predicted.

In addition, the Company and its consolidated subsidiaries generate revenue from export sales and operations conducted outside the United States that may be denominated in currencies other than the relevant functional currency. The Company and its consolidated subsidiaries hedge certain revenues and costs to minimize the impact of changes in the exchange rates of those currencies compared to the respective functional currencies. They do not use derivative financial instruments for trading or speculative purposes. Net foreign currency transactions aggregated a loss of $2 million in 2003 and a gain of $3 million in 2002. It is possible that fluctuations in foreign exchange rates will have a negative effect on their results of operations.

WE SELL OUR PRODUCTS IN MATURE AND HIGHLY COMPETITIVE INDUSTRIES AND FACE PRICE PRESSURE IN THE MARKETS IN WHICH WE OPERATE.

The global markets in which our chemical businesses and the businesses of Equistar operate are highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products because they have costs that are lower than ours. In addition, some of our competitors may have greater financial, technological and other resources than ours, and may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Further, consolidation of our competitors or customers in any of the industries in which we compete may have an adverse effect on us. The occurrence of any of these events could adversely affect our financial condition and results of operations.


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WE AND EQUISTAR ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATIONS AND
ENVIRONMENTAL LIABILITIES THAT COULD REQUIRE US TO EXPEND MATERIAL AMOUNTS IN COMPLIANCE, REMEDIATION, LITIGATION AND SETTLEMENT COSTS AND JUDGMENTS.

Both our operations and those of Equistar are subject to extensive requirements concerning the protection of the environment, including those governing discharges of pollutants in the air and water, the generation, management and disposal of hazardous substances and wastes and other materials and the remediation of contamination and contaminated sites. Those operations include chemical manufacturing plants and the distribution of chemical products and involve the handling and use of hazardous substances. We and Equistar could incur material liabilities, including clean-up costs, fines and civil and criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under environmental laws with respect to our operations and those of Equistar. In addition, potentially significant expenditures, including facility-related expenditures, could be required in connection with any investigation and remediation of threatened or actual pollution, increases in production that trigger more stringent requirements under existing environmental laws, or requirements under future environmental laws.

Equistar's principal executive offices and many of its plants are located in and around Houston, Texas. The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (the "EPA") under a "one-hour" ozone standard. Emission reduction controls for nitrogen oxides ("NOx"), which contribute to ozone formation, must be installed at each of Equistar's six plants located in the Houston/Galveston region prior to a November 2007 compliance deadline for the one-hour ozone standard. Revised rules adopted by the regulatory agencies changed the required NOx emission reduction levels from 90% to 80%. Under the revised 80% standard, Equistar estimates that the incremental capital expenditures would range between $165 million and $200 million. Equistar's cumulative capital expenditures through September 30, 2004 totaled $96 million. This estimate could be affected by increased costs for stricter proposed controls over highly reactive, volatile organic compounds ("HRVOCs"). The regulatory agency for the state of Texas, the Texas Commission on Environmental Quality, or "TCEQ," plans to finalize the HRVOC rules by December 2004. Equistar is still assessing the impact of the proposed HRVOC revisions. In addition, in April 2004, the EPA designated the eight-county Houston/Galveston region a moderate non-attainment area under an "eight-hour" ozone standard. As a result, the TCEQ must submit a plan to the EPA in 2007 to demonstrate compliance with the eight-hour ozone standard in 2010. The TCEQ will continue with its current plan to revise the HRVOC rules in 2004. The timing and amount of the estimated expenditures are subject to these regulatory and other uncertainties, as well as to obtaining the necessary permits and approvals. There can be no assurance as to the ultimate cost of implementing any plan developed to comply with the final ozone standards.



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We and certain of our subsidiaries have been named as defendants, potentially responsible parties ("PRPs"), or both, in a number of cleanup proceedings with respect to various sites, including offsite waste disposal sites and facilities currently or formerly owned or operated by our current or former subsidiaries or their predecessors. In the most significant of these proceedings, a subsidiary is named as one of four PRPs at the Kalamazoo River Superfund Site in Michigan. The site involves contamination of river sediments and floodplain soils with polychlorinated biphenyls. Originally commenced on December 2, 1987 in the United States District Court for the Western District of Michigan as Kelly v. Allied Paper, Inc. et al., the matter was stayed and is being addressed under the Comprehensive Environmental Response, Compensation and Liability Act. In October 2000, the Kalamazoo River Study Group (the "KRSG"), of which one of the Company's subsidiaries is a member, submitted to the State of Michigan a Draft Remedial Investigation and Draft Feasibility Study (the "Draft Study"), which evaluated a number of remedial options for the river and recommended a remedy involving the stabilization of several miles of river bank and the long-term monitoring of river sediments at a total collective cost of approximately $73 million. The five remedial options considered in the Draft Study range from no action to total dredging of the river and off-site disposal of the dredged materials. In February 2001, the PRPs, at the request of the State of Michigan, also evaluated nine additional potential remedies. The cost for these remedial options ranged from $0 to $2.5 billion; however, the Company strongly believes that the likelihood of the cost being either $0 or $2.5 billion is remote. During 2001, additional sampling activities were performed in discrete parts of the river. At the end of 2001, the EPA took responsibility for the site at the request of the State. While the State has submitted negative comments to the EPA on the Draft Study, the EPA has yet to comment. Previously, the Company estimated its liability at this site based upon the KRSG Draft Study's recommended remedy. Based on an interim allocation, the Company previously paid 35% of costs solely related to studying and evaluating the environmental condition of the river. That percentage has now increased to 55%, again on an interim basis, in part reflecting the bankruptcy of one PRP and the consolidation (by acquisition) of two other PRPS. Guidance as to how the EPA will likely proceed with any further evaluation and remediation at the Kalamazoo site is not expected until 2005 at the earliest as the agency has deferred cleanup planning to allow several interim measures to go forward. The EPA has initiated a process that will lead to a facilitation (the "Facilitation"), beginning in the Fall of 2004, among the agency, the Company, another KRSG member, the Michigan Departments of Environmental Quality and Natural Resources, and certain federal natural resource trustees. The Facilitation participants, guided by the EPA, have selected co-facilitators and determined the governing principles of the Facilitation. One of the goals of the Facilitation is to determine what additional investigation and data are needed to further develop cleanup options for downstream portions of the Kalamazoo River. Another interim measure the EPA is in the process of initiating is the development of a computer model. The model will be designed to seek to identify all PCB sources on the Kalamazoo River, how PCBs move, and where they are deposited. Some results, but not all, are expected by the end of 2005. At the point in time when the EPA announces how it intends to proceed with any such evaluation and remediation, the Company's estimate of its liability


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at the Kalamazoo site will be re-evaluated. The Company's ultimate liability for the Kalamazoo site will depend on many other factors that have not yet been determined, including the ultimate remedy selected by the EPA, the number and financial viability of the other members of the KRSG as well as of other PRPs outside the KRSG, and the determination of the final allocation among the members of the KRSG and other PRPs. Recently, the EPA identified a number of private entities and municipalities and sent them formal requests for information regarding their possible connection with the Kalamazoo site. The EPA is in the process of evaluating the responses to the information requests and considering whether to send information requests to other parties.

While we believe that our businesses and the businesses of Equistar generally operate in compliance with applicable environmental requirements and that we and Equistar, respectively, maintain adequate reserves regarding our respective remediation obligations and the environmental proceedings in which we, our subsidiaries or Equistar have been named as defendants or potentially responsible parties, the actual costs and liabilities for environmental matters will not exceed the forecasted amounts or that the estimates made with respect to indemnification obligations will be accurate. It is also possible that costs will be incurred with respect to sites or indemnification obligations that currently are unknown, or as to which it is currently not possible to make or estimate.

PROCEEDINGS RELATING TO THE ALLEGED EXPOSURE TO LEAD-BASED PAINTS AND LEAD PIGMENTS COULD REQUIRE US TO EXPEND MATERIAL AMOUNTS IN LITIGATION AND SETTLEMENT COSTS AND JUDGMENTS.

Together with other alleged past manufacturers of lead-based paint and lead pigments for use in paint, we have been named as defendants in various legal proceedings alleging that we and other manufacturers are responsible for personal injury, property damage, and remediation costs allegedly associated with the use of these products. The plaintiffs in these legal proceedings include municipalities, counties, school districts, individuals and the State of Rhode Island, and seek recovery under a variety of theories, including negligence, failure to warn, breach of warranty, conspiracy, market share liability, fraud, misrepresentation and nuisance. The majority of these legal proceedings assert unspecified monetary damages in excess of the statutory minimum and, in certain cases, contain general language requesting equitable relief from defendants such as abatement of lead-based paint in buildings. All these legal proceedings are in various pre-trial, post-trial and post-dismissal settings, some of which are on appeal. The first phase of a proposed multi-phase trial in the Rhode Island proceeding commenced on September 4, 2002. On October 29, 2002, the judge in that case declared a mistrial after the jury declared itself deadlocked. The sole issue before the jury was whether lead pigment in paint in and on Rhode Island buildings constituted a "public nuisance." This case is tentatively set to be retried on April 6, 2005. An order is anticipated from the court specifying


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the additional issues to be considered by the jury in the retrial beyond the public nuisance questions considered by the jury in the first trial.

While we believe that we have valid defenses to all the lead-based paint and lead pigment proceedings and are vigorously defending them, litigation is inherently subject to many uncertainties. Additional lead-based paint and lead pigment litigation may be filed against us in the future asserting similar or different legal theories and seeking similar or different types of damages and relief, and any adverse court rulings or determinations of liability, among other factors, could affect this litigation by encouraging an increase in the number of future claims and proceedings. In addition, from time to time, legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead-based paint and lead pigment respecting asserted health concerns associated with such products or to overturn successful court decisions.

We are unable to predict the outcome of lead-based paint and lead pigment litigation, the number or nature of possible future claims and proceedings, and the effect that any legislation and/or administrative regulations may have on the litigation against us. In addition, management cannot reasonably estimate the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. Thus, any liability we incur with respect to pending or future lead-based paint or lead pigment litigation, or any legislation or regulations, could have a material impact on the Company's consolidated financial position, results of operations or cash flows. In addition, we have not accrued any liabilities for judgments or settlements resulting from lead-based paint and lead pigment litigation.

OTHER PROCEEDINGS AND CLAIMS COULD REQUIRE US TO EXPEND MATERIAL AMOUNTS IN LITIGATION, SETTLEMENT COSTS AND JUDGMENTS AND OTHER OBLIGATIONS.

In addition to the environmental matters and lead-based paint and lead pigment litigation referred to above, we and certain of our subsidiaries are defendants in a number of pending legal proceedings relating to present and former operations. Several of these legal proceedings allege injurious exposure of the plaintiffs to various chemicals and other materials on the premises of, or manufactured by, our current and former subsidiaries, including asbestos. For example, Millennium Petrochemicals is one of a number of defendants in approximately 125 active, premises-based asbestos cases (i.e., where the alleged exposure to asbestos-containing materials was to employees of third-party contractors or subcontractors on the premises of certain facilities, and did not relate to any products manufactured or sold by us or any of our predecessors), typically involving multiple plaintiffs. Of the cases filed against Millennium Petrochemicals, only three assert specific damage amounts other than asserting damages in excess of the statutory minimum. The three cases that do assert a specific amount of damages each assert a minimum of $200,000 exemplary


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damages. We are responsible for these premises-based cases as a result of our indemnification obligations under our agreements with Equistar; however, Equistar will be required to indemnify Millennium Petrochemicals for any such claims filed on or after December 1, 2004 related to the assets or businesses contributed by Millennium Petrochemicals to Equistar. In addition to the cases referenced above, Millennium Petrochemicals is one of a number of defendants in 10 premises-based asbestos cases filed in Indiana related to an alleged former company facility. These cases are not subject to the above referenced Equistar indemnification obligation. Millennium Inorganic Chemicals is one of a number of defendants in 100 premises-based asbestos cases filed since 2003 in Baltimore County, Maryland, all of which assert damages in excess of the statutory minimum. Approximately half of these claims are on the active docket and half are on an inactive docket of claims for which no legal obligations attach and no defense costs are being incurred. Defunct indirect Company subsidiaries are among a number of defendants in 100 premises-based asbestos cases in Texas. All of these cases assert unspecified monetary damages in excess of the statutory minimum. Additional cases may be filed in the future for which we may be responsible, and any liability we incur with respect to any present or future asbestos cases against us may be material to us (including taking into account insurance, which will not be available for most of these cases).

On January 16, 2002, Slidell Inc. filed a lawsuit against Millennium Inorganic Chemicals Inc. alleging breach of contract and other related causes of action, including a violation of the Uniform Trade Secrets Act, arising out of a contract between the two parties for the supply of packaging equipment. In the suit, Slidell seeks unspecified monetary damages in excess of the statutory minimum. We believe we have substantial defenses to these allegations and have filed a counterclaim against Slidell for recovery of the money it has already paid for the equipment plus other direct damages arising out of Slidell's breach of its contractual obligations. The trial in this matter was expected to take place in the fourth quarter of 2004, but was recently postponed and is now tentatively set for trial on January 16, 2005.

The Company believes that it has valid defenses to the legal proceedings described above and intends to defend these legal proceedings vigorously. The Company also has indemnity rights for some of these proceedings to reimburse the Company for certain legal expenses and to offset certain amounts deemed to be owed in the event of an unfavorable litigation outcome. An unfavorable outcome in one or more of these proceedings could have a material impact on the Company's consolidated financial position, results of operations or cash flows.

The Company also has significant obligations under defined benefit pension plans and retiree medical programs for the present and former employees of the Company's current and former businesses. The impact of payments needed to fund these obligations on the Company depends on factors beyond the Company's control, including the value of investments in the Company's pension trusts, interest rates and the costs of providing medical care in the future.


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